United States securities and exchange commission logo





                           November 24, 2021

       Joseph DiPietro
       Controller and Treasurer
       Ocean Power Technologies, Inc.
       28 Engelhard Drive, Suite B
       Monroe Township, New Jersey 08831

                                                        Re: Ocean Power
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 19,
2021
                                                            File No. 333-261240

       Dear Mr. DiPietro:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell, Law Clerk, at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Kevin Poli